SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: October 20, 2009

Press Release

For Immediate Release

DigiCore Selects OTI’s Contactless Reader to Enable Contactless Payments
for South African Intermodal Transportation

—       Initial Order for 4,000 Saturn 6500 Readers Received
—       Commitment to Procure Further Larger Order Quantities in Subsequent Project Phases

Iselin, NJ – October 20, 2009 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV) a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced DigiCore’s decision to integrate OTI’s Saturn 6500 contactless readers with its Fare Validators. The JSE-listed DigiCore Holdings specializes in the research, design, development, manufacturing, sales and support of technologically advanced GPS fleet management, vehicle tracking and EMV based fare management solutions. Digicore’s decision to standardize on OTI’s Saturn 6500 is strategically important in the context of developments in the local payment industry in South Africa.

OTI has received the first order to supply 4,000 smart card readers, together with a commitment to procure further larger order quantities in subsequent project phases.

In South Africa public transport by minibus taxi accounts for 65% of the transport total, 20% by bus and 15% by rail.

DigiCore’s new Fare system, built on its highly successful C-track system, uses OTI’s contactless reader allowing passengers to receive a better, more convenient service and reduces cash handling by the driver. Reloadable, EMV compliant pre-paid cards will be issued to commuters to enable contactless transactions in accordance with the requirements of the contactless payment schemes of the Card Associations and the South African National Department of Transport (NDOT).

Deon du Rand, the Managing Director Technology for DigiCore commented: “After evaluating various options, we selected OTI’s Saturn 6500 contactless readers for our Tap-i-Fare fare management product range. This reader and the support from OTI allowed us to do the integration and demonstrate an end to end solution in record time.”

Oded Bashan, Chairman & CEO, OTI, stated, “We are happy to see growth and expansion in the contactless payments market. The world trend for convenience in payment transactions, which reflects in the transition to contactless solutions is supported by the major financial institutions. The transit payment market that relies today almost exclusively on cash can now enjoy the convenience and speed contactless payments can offer.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About DigiCore
DigiCore Holdings Ltd (www.digicore.com), is a global company listed on the South African (Johannesburg) Stock Exchange, with more than 24 years’ experience developing and implementing end-to-end vehicle tracking and fleet management solutions. Its advanced C-track technology is fitted to almost 430,000 vehicles operating in 36 countries across 5 continents.  Apart from a range of generic products, DigiCore works in partnership with its customers to develop solutions that deliver measurable business and operational benefits by providing total visibility and control of mobile assets and mobile work forces.  DigiCore utilises a range of vehicle location, fleet management, satellite navigation and security tools, to provide commercial vehicle, van and car fleet operators with scalable solutions that offer flexibility, reliability and functionality. For more information on DigiCore, visit www.digicore.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such a those regarding the procurement of additional order quantities in subsequent project phases or those related to the potential market of our contactless payment products. Forward-looking statements could be impacted by the failure of Digicore to place larger order quantities with OTI for our contactless reader, the failure of Digicore to use OTI contactless reader for its fare validators, our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:

Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com

DigiCore Contact:

Bruce J Richards
Managing Director: DigiCore International
Tel: 00 27 12 450 2222
Mobile: 00 27 82 808 7949
brucer@digicore.co.za